Filed pursuant to Rule 424 (b)(2)&(c)
                                                      Registration No. 333-70763

                              Prospectus Supplement
                                       to
                         Prospectus dated March 17, 1999


                            ALTAIR INTERNATIONAL INC.
                              200,000 Common Shares
                         100,000 Series 2000-A Warrants

     This Prospectus Supplement supplements the Prospectus dated March 17, 1999 (the "Prospectus") of Altair International Inc. relating to the offering and sale of 1,500,000 of our common shares and warrants to purchase up to 500,000 of our common shares. This Prospectus Supplement relates to the offering and sale of 200,000 common shares, 100,000 Series 2000-A Warrants, and the 100,000 common shares subject to the Series 2000-A Warrants. Each Series 2000-A Warrant entitles the holder thereof to purchase one common share at price equal to the sum of (a) the average closing bid price during the calendar week preceding the week in which we accept proceeds for the purchase of the Series 2000-A Warrant, rounded up to the nearest whole number, plus (b) one dollar. The Series 2000-A Warrants are exercisable at any time on or before the earlier of (i) the fifth anniversary of the issuance date, and, (ii) the date thirty days following the fifth day (whether or not consecutive) the closing price of our common shares on the Nasdaq National Market equals or exceeds the exercise price by $3.00.

                               ------------------

     We are placing the securities being offered pursuant to this Prospectus Supplement. We intend to use the proceeds from the sale of such common shares and Series 2000-A Warrants for working capital and toward our final installment of the purchase price of certain mineral processing technology and assets we purchased from BHP Minerals International, Inc.

================================================================================
                                              Per Common
                                              Share/Unit                Total
                                              ----------                -----
Public Offering Price and
Proceeds to Altair...................          $3.17*                 $634,000*

* We intend to offer the common shares and Series 2000-A Warrants in units of one common share and one-half Series 2000-A Warrant for a purchase price equal to the average closing bid price (4:00 p.m. Eastern Standard Time) for our common shares during the calendar week preceding the week in which we accept proceeds for the purchase of such securities. The information presented in this table reflects the sale of 200,000 common shares and 100,000 Series 2000-A
Warrants in units consisting of one common share and one-half Series 2000-A Warrant at an estimated purchase price per unit of $3.17 (assuming our receipt and acceptance of proceeds during the calendar week beginning on July 3, 2000). The actual purchase price is expected to differ, and may differ materially, from the estimated price.

================================================================================

     Our common shares are listed for trading on the Nasdaq National Market under the symbol "ALTI." On June 30, 2000 the last reported sales price of our common shares on the Nasdaq National Market was $3.375 per share. As of June 30, 2000, we had 17,114,185 common shares issued and outstanding,

================================================================================
Consider carefully the risk factors beginning on page S-3 of this Prospectus Supplement and beginning on page 6 in the Prospectus before investing in our securities.
================================================================================

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus and this Prospectus Supplement. Any representation to the contrary is a criminal offense.

             -------------------------------------------------------
             The date of this Prospectus Supplement is July 5, 2000.

This Prospectus Supplement should be read in conjunction with the Prospectus, and this Prospectus Supplement is qualified in its entirety by reference to the Prospectus except to the extent that the information contained herein modifies or supersedes the information contained in the Prospectus. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein shall have the same meaning specified in the Prospectus.

                               RECENT DEVELOPMENTS

     The section of the Prospectus entitled "Prospectus Summary -- Altair International Inc." is supplemented by the following information about Altair:

     Purchase of Titanium Dioxide Processing Technology. On November 15, 1999, we entered into an Asset Purchase and Sale Agreement with BHP Minerals International Inc. ("BHP") pursuant to which we purchased all patents and technology related to a hydrometallurgical process developed by BHP primarily for the production of titanium dioxide products from titanium bearing ores or concentrates (the "Processing Technology"), all tangible equipment and other assets used by BHP to develop and implement the Processing Technology (the "Processing Assets") and the use for one year (for no fee) of the services of the BHP personnel presently developing the Processing Technology.

     The purchase price for the Processing Technology and Assets is 15,000,000 Australian Dollars ("AUD$") plus certain royalty rights. We have paid AUD$11,250,000 of the purchase price to date and are required to make a final installment payment of AUD$3,750,000 (U.S.$2,239,125 as of June 30, 2000) on August 15, 2000. We believe that the Processing Technology represents a significant improvement in the processing of mineral ores, particularly titanium containing ores, and has the potential to materially reduce processing costs for commodity and specialty products.

     Private Placement of Securities. On March 31, 2000, we and a private equity fund (the "Investor") entered into a Common Stock Purchase Agreement and related agreements pursuant to which the Investor purchased 1,251,303 of our common shares for an aggregate purchase price of $6,000,000 (or $4.795 per share); provided, however, the number of shares received by the Investor in exchange for its $6,000,000 is subject to adjustment if the lowest average closing price for any ten days during each of four 30-day repricing periods does not meet a certain threshold. We also granted the Investor warrants covering 250,261 shares of our common stock, exercisable at a price of $6.75 per share through March 31, 2003.

     In addition, we and the Investor entered into an agreement, subject to further documentation, establishing a so-called equity line of credit. Pursuant to the credit agreement, the Investor agrees to purchase up to $10,000,000 in additional common shares over the course of the eighteen (18) months following June 5, 2000. The purchase price for such common shares will be 85% of the average of the five lowest closing bid prices of our common shares during the ten days preceding our giving notice of our intent to compel a purchase. The maximum dollar amount of common shares the Investor can be required to purchase in any single periodic financing is $2,000,000. The Investor's obligations under the credit agreement are conditioned upon, among other things, (1) a registration statement with respect to such common shares being effective, (2) the market price of our common shares exceeding $2 per share, (3) the dollar trading volume of the common shares equaling 150% of the amount of the additional financing, and (4) our shareholders having approved the credit agreement or approved the transaction agreement if, when combined with the 1,251,303 of our common shares already issued to the Investor and any shares issued pursuant to repricing provisions, the number of shares being issued pursuant to the credit agreement exceeds 20% of our outstanding issue on March 31, 2000 (approximately 3,172,576 shares).

                           FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement contains various forward-looking statements. Such statements can be identified by the use of the forward-looking words "anticipate," "estimate," "project," "likely," "believe," "intend," "expect," or similar words. These statements discuss future expectations, contain projections regarding future developments, operations, or financial conditions, or state other forward-looking information. When considering such forward-looking statements, you should keep in mind the risk factors noted below and other cautionary statements throughout this Prospectus Supplement, the risk factors and other continuing statements identified in the Prospectus and the risk factors and other cautionary statements identified in our periodic filings with the SEC that are incorporated herein by reference. You should also keep in mind that all forward-looking statements are based on management's existing beliefs about present and future events outside of management's control and on assumptions that may prove to be incorrect. If one or more risks identified in this Prospectus Supplement, the Prospectus, or any applicable filings materializes, or any other underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected, or intended.

                                  RISK FACTORS

     The section of the Prospectus entitled "Risk Factors" is supplemented by the following specific information about the Offering to which this Prospectus Supplement relates:

     Before you invest in the common shares, you should be aware that such investment involves the assumption of various risks, including those described below. You should consider carefully these risk factors, together with other risk factors contained in the Prospectus and our other filings with the Securities and Exchange Commission before you decide to purchase any of our common shares.

We May Not Be Able to  Raise  Sufficient  Capital  to Meet  Present  and  Future
--------------------------------------------------------------------------------
Obligations.
------------

     In order to complete our purchase of the Processing Technology and the Processing Assets, we are required to make a final installment payment to BHP of AUD$3,750,000 on August 15, 2000. If we fail to timely make such payment to BHP, we will forfeit to BHP, without any right to reimbursement for the amount of the purchase price paid to date, all right, title and interest in and to the Processing Technology and Processing Assets. As of June 30, 2000, we do not have the capital sufficient to make such payment.

The  Obligation  of the  Investor  Under Our Equity Line of Credit Is Subject To
--------------------------------------------------------------------------------
Certain Limitations and Conditions Precedent.
---------------------------------------------

     We have entered into an agreement with the Investor pursuant to which the Investor agrees to purchase up to Ten Million Dollars ($10,000,000) in additional common shares over the course of the eighteen (18) months following June 5, 2000. The Investor's obligation to purchase our common shares under such equity line of credit is subject to certain limitations and conditions, including the following:

     o the maximum dollar amount of common shares the Investor can be required to purchase in any single periodic financing is $2,000,000, and each financing must be at least fifteen business days after the previous financing;
     o a registration statement with respect to such common shares must be effective;
     o   the market price of our common shares must exceed $2 per share;
     o the daily dollar trading volume of the common shares must equal 150% of the amount of the additional financing; and

     o our shareholders must have approved the credit agreement if, when combined with the 1,251,303 of our common shares already issued to the Investor and any shares issued pursuant to repricing provisions, the number of shares being issued pursuant to the credit agreement exceeds 20% of our outstanding issue on March 31, 2000 (approximately 3,172,576 shares).

We expect to rely on the equity line of credit to complete our purchase of the Processing Technology and Processing Assets from BHP on August 15, 2000. If any of the above limitations or conditions applies and is unsatisfied, we may be prohibited from selling enough shares to the Investor to raise enough capital to make our final installment payment to BHP.

We Have Not Yet  Confirmed the Viability  and  Effectiveness  of the  Processing
--------------------------------------------------------------------------------
Technology and Processing Assets.
---------------------------------

     The Processing Technology and Processing Assets have not been used by us or anyone else in a commercial setting, and may prove ineffective or unreliable when subjected to continuous use. We have used the Processing Technology and Processing Assets to produce sample quantities of TiO2 nanoparticles but have not completed testing of other product applications. The Processing Technology and Processing Assets may prove wholly or partially ineffective when applied by us on a continuous basis in a commercial setting. In addition, the Processing Assets may break down, be costly to maintain or prove unreliable when operated on a continuous basis in a commercial setting. If the Processing Technology proves ineffective or the Processing Assets prove unreliable in a commercial setting, we may be unable to recoup the investment in the Processing Technology and Processing Assets.

Nanoparticles  Produced Using the Processing  Technology May Be, or Be Perceived
--------------------------------------------------------------------------------
as, Substandard.
----------------

     In the short run, we plan to use the Processing Technology and Processing Assets to produce titanium dioxide ("TiO2") nanoparticles. We have not previously produced or marketed TiO2 nanoparticles and, to date, have not obtained any orders for TiO2 nanoparticles. The TiO2 nanoparticles and other products produced using the Processing Technology and Processing Assets may be of inferior quality to alternative products or, regardless of actual quality, may be perceived as lacking adequate quality or reliability. Even if we are able to efficiently produce TiO2 nanoparticles and other products using the Processing Technology and Processing Assets, we may not be able to sell such products in the marketplace.

The Current Market for TRiO2 Nanoparticles Is Limited.
------------------------------------------------------

     In the short run, we plan to use the Processing Technology and Processing Assets to produce TiO2 nanoparticles. The uses for such nanoparticles are limited--primarily cosmetics and surface coatings--and the market for such nanoparticles is small, estimated at 3,800 tons per annum. Even if we are able to effectively produce TiO2 nanoparticles and other products using the Processing Technology and Processing Assets, we may not be able to profitably market such products for any of the following reasons:

     o   there may be insufficient demand for such products;

     o despite strong initial demand for such products, the market for such products may contract or collapse as a result of a decrease in demand for goods incorporating such mineral products, a worldwide or regional financial crisis, or other unforeseen event;

     o the increased supply of such products as a result of the entrance of we or other suppliers into the market may cause the price to drop, reducing or eliminating profitability;

     o such products may be of inferior quality to alternative products or, regardless of actual quality, may be perceived as lacking adequate quality or reliability.

Our Cost of Production May Exceed Estimates.
-------------------------------------------

     We purchased the Processing Technology and Processing Assets based on the belief that it will be able to produce TiO2 and other products more cheaply than many competitors. We have not, however, produced any mineral products using the Processing Technology and Processing Assets on a commercial basis. Our actual costs of production may exceed those of competitors and, even if its costs of production are lower, competitors may be able to sell TiO2 and other products at a lower price than is economical for us.

Pending Patent Applications May Be Denied or Provide Inadequate Protection.
---------------------------------------------------------------------------

     BHP has filed numerous patent applications with the United States Patent and Trademark Office (the "PTO") with respect to the Processing Technology and has transferred the rights to such applications to us. Such applications are being reviewed by the PTO, and no patents with respect to the Processing Technology have been granted to date. If the applications for any patents related to the Processing Technology are denied, the value of the Processing Technology, and any competitive advantage gained from our ownership of the Processing Technology, will be substantially diminished. We can provide no assurance that pending patent applications will be granted.

     In addition, persons in jurisdictions outside of the United States in which no application has been filed, or which do not honor United States patents, may develop and market infringing technologies. Also, the cost of enforcing patents outside of North America, as well as other obstacles, may limit our ability to enforce any patents related to the Processing Technology outside of the United States.

Use  of  the  Processing  Technology  May  Lead  to  Substantial   Environmental
--------------------------------------------------------------------------------
Liability.
----------

     Any proposed use of the Processing Technology and Processing Assets will be subject to federal, state, and local environmental laws. Under such laws, we may be jointly and severally liable with prior property owners for the treatment, cleanup, remediation and/or removal of substances discovered at the leased Reno, Nevada facility or any other property used by us that are Hazardous Substances. Courts or government agencies may impose liability for, among other things, the improper release, discharge, storage, use, disposal or transportation of Hazardous Substances. We might use Hazardous Substances and, although it intends to employ all reasonably practicable safeguards to prevent any liability under applicable laws relating to Hazardous Substances, companies engaged in mineral exploration and processing are inherently subject to substantial risk that environmental remediation will be required.

                                 USE OF PROCEEDS

     The section of the Prospectus entitled "Use of Proceeds" is supplemented by the following specific information about the Offering to which this Prospectus Supplement relates:

     We intend to use the proceeds from our offer and sale of the securities described in this Prospectus Supplement toward the purchase price of the Processing Technology and Processing Assets we recently purchased from BHP Minerals International, Inc. We may also use a portion of such proceeds for working capital and other general corporate purposes.

                              PLAN OF DISTRIBUTION

     The  section  of  the  Prospectus   entitled  "Plan  of   Distribution"  is
supplemented by the following specific information about the offering to which this Prospectus Supplement relates:

     We are offering and selling the 200,000 common shares, 100,000 Series 2000-A Warrants, and 100,000 common shares issuable upon exercise of the Warrants subject to this Prospectus Supplement directly to purchasers, and no underwriter, agent or other person is entitled to receive any commission or similar compensation in connection with the offer and sale of such securities.

                             DESCRIPTION OF WARRANTS

     The section of the Prospectus entitled "Warrants" is supplemented by the following specific information about the Series 2000-A Warrants to which this Prospectus Supplement relates:

     The Series 2000-A Warrants to be offered and sold under this Prospectus Supplement will be issued under a Series 2000-A Warrant Certificate between Altair and each Series 2000-A Warrant holder. Each Series 2000-A Warrant entitles the holder thereof to purchase one common share at price equal to the sum of (a) the average closing (4:00 p.m. Eastern Standard Time) bid price for a share of our common stock during the calendar week preceding the week during which we receive and accept proceeds for the purchase of such securities, rounded up to the nearest whole number, plus (b) one dollar. Such Series 2000-A Warrants are exercisable at any time on or before the earlier of (i) the fifth anniversary of the issuance date, and, (ii) the date thirty days following the fifth day (whether or not consecutive) the closing price of the common shares on the Nasdaq National Market equals or exceeds the exercise price by $3.00. The holder of a Series 2000-A Warrant may exercise such Warrant by delivering to us at our principal office the Series 2000-A Warrant Certificate, the Subscription Form attached thereto, and cash or certified check in an amount equal to the exercise price multiplied by the number of Series 2000-A Warrants being exercised. Each Series 2000-A Warrant is freely assignable, subject to the restrictions of applicable federal, Canadian, state, and provincial securities laws. The Series 2000-A Warrants provide for the adjustment of the number of common shares subject thereto and the exercise price in the event of a stock split, stock dividend, merger, consolidation, or similar event.

                                    DILUTION

     The section of the Prospectus entitled "Dilution" is supplemented by the following information about the offering to which this Prospectus Supplement relates:

     Our net tangible book value (deficit) at March 31, 2000 was $(204,596) or approximately $(.01) per common share. Net tangible book value of a company is the value of all of its tangible assets, less the value of all liabilities. Net tangible book value per common share is the net tangible book value of the company divided by the number of common shares issued and outstanding.

     If all of the 200,000 common shares and Series 2000-A Warrants to which this Prospectus Supplement relates are sold at an assumed sale price of $3.17 per unit, and all 100,000 Series 2000-A Warrants are exercised at an assumed exercise price of $5.00, the net tangible book value of Altair would be $929,404 or approximately $.058 per common share at March 31, 2000, resulting in an immediate increase in net tangible book value of $1,134,000 or approximately $.07 per common share to existing shareholders and an immediate dilution of approximately $3.72 per common share to purchasers.

     The following table illustrates dilution on a per common share and per offering basis:

                                                                                     Per Unit/
                                                                                   common share         Per Offering
                                                                                   ------------         ------------
Offering Price1.....................................................                   $3.17             $  634,000

Exercise of 100,000 Series 2000-A Warrants @ $5.00..................                   $5.00             $  500,000

Net tangible book value (deficit) at March 31, 2000.................                   $(.01)            $ (204,596)

Increase attributable to purchase by new investors 2 ...............                   $ .07             $1,134,000

Pro forma net tangible book value (deficit) after the offering 2....                   $ .058            $  929,404

Pro forma net tangible book value dilution to new investors 3.......                   $3.72             $1,116,749

(1)  Reflects  the sale of 200,000  common  shares  and  100,000  Series  2000-A
Warrants in units consisting of one common share and one-half Series 2000-A Warrant at an estimated purchase price per unit of $3.17. The actual purchase price will vary, and may differ materially, from the estimated price.

(2) Assumes that the number of common shares outstanding as of March 31, 2000 was 15,862,882, that the 200,000 common shares and 100,000 Series 2000-A Warrants to which this Prospectus Supplement relates are sold at a price of $3.17 per unit and that all of the Series 2000-A Warrants are exercised at an exercise price of $5.00 for the purchase of 100,000 additional shares. Does not reflect the possible issuance of up to 2,993,700 common shares upon the exercise of outstanding stock options or the possible issuance of up to 696,172 common shares upon the exercise of outstanding warrants.

(3) Dilution represents the difference between the amount paid by investors (average price of $3.78 per share) and the pro forma net tangible book value after the offering contemplated by this Prospectus Supplement.